THE FIRST BANCSHARES, INC.

January 28, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The First Bancshares, Inc. (the “Company”) Registration Statement on Form S-4 (File No. 333-228788), as amended (the “Registration Statement”)—Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as amended, effective under the Securities Act at 4:30 p.m., Eastern Time, on Tuesday, January 29, 2019, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

Sincerely,

The First Bancshares, Inc.

By:	/s/ Donna T. (DeeDee) Lowery
Donna T. (Dee Dee) Lowery
Executive Vice President and
Chief Financial Officer